UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September   , 2004

Commission File Number 333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒       Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐           No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes  ☐           No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                         .)

The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on September 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: September 16, 2004	By:	Neil Burrows
Name: Neil Burrows
Title: Managing Director

Press Release

Negotiators of Virgin and SN Airholding II
Define Terms of Final Documentation

London, 16th September 2004. The negotiators of Virgin Express Holdings PLC [Euronext: VIRE; OTC Bulletin Board: VIRGY], the majority shareholder of Virgin Express NV/SA, and the negotiators of SN Airholding II, the majority shareholder of SN Brussels Airlines, have finalised an agreement which contemplates placing Virgin Express NV/SA and SN Brussels Airlines under the common ownership of SN Airholding II.

The negotiators will now submit the agreement to the respective Boards of Directors for discussions and approval. The agreement follows the framework of a Letter of Intent of 16th March 2004 with certain agreed alterations to valuation reflecting current circumstances in the market.

Upon approval by the parties and the competent authorities, Virgin Express NV/SA and SN Brussels Airlines will be placed under the common ownership of SN Airholding II. In exchange Virgin Express Holdings PLC will own 29.9 % of the shares of SN Airholding II.

SN Airholding II will own 100 % of the shares of Virgin Express NV/SA and nearly 92% of the shares of SN Brussels Airlines.

Further announcements with more detailed information on this transaction will be made as soon as it has been approved by all the parties concerned.

This announcement is not an offer of securities for sale in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any offering of the securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and its management, as well as financial statements.

For more information:

Yves Panneels, Corporate Communication Manager Virgin Express Holdings PLC tel. +32 (0) 478 48 25 74